SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                               PLANET411.COM INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    72702N109
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 30, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72702N109                                                  Page 2 of 5


1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

        Frank Cantore

2. Check the Appropriate Box if a Member of a Group (See Instructions)   (a) |_|
                                                                         (b) |X|

3. SEC Use Only

4. Source of Funds (See Instructions)

        PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or (e)                                                    |_|

6. Citizenship or Place of Organization

        Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power.....................................10,310,000
8. Shared Voting Power...................................0
9. Sole Dispositive Power................................10,310,000
10. Shared Dispositive Power.............................0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:     10,310,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    |_|

13. Percent of Class Represented by Amount in Row (11):                    10.0%

14. Type of Reporting Person                                                  IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

      (a)   Title and Class of Securities

            Common Stock, par value $0.001 per share

      (b)   Name of Issuer:

            Planet411.com Inc.

      (c)   Address of Issuer's Principal Executive Offices:

            8720 Dufrost
            St-Leonard, Quebec
            H1P 2Z5
            Canada

Item 2. Identity and Background

      (a)   Name:

            Frank Cantore

      (b)   Residence or Business Address:

            4517 Namur
            Pierrefonds, Quebec
            H9A 2S2  Canada

      (c)   Principal Occupation and Address:

            Retail Operator
            4517 Namur
            Pierrefonds, Quebec
            H9A 2S2  Canada

  (d)-(e) During the past five years, the filer has not been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding under federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration

            The filer paid an aggregate of $10,310.00 in cash for the securities to which this Schedule 13D relates. Those funds were obtained from the filer's personal funds and not by loan from a bank or other source.

Item 4. Purpose of the Transaction

            The funds paid by the filer have been and will be used to permit the continued existence of the Issuer and to finance the Issuer's efforts to identify and enter into a transaction with a suitable merger or acquisition candidate.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number and percentage of the Issuer's Common Stock that are beneficially owned by the filer is set forth in rows 11 and 13 of the second part of the cover page for this Schedule 13D, and such information is incorporated herein by reference.

            Victor Cantore, the filer's brother, is the President, Secretary and sole member of the Board of Director of the Issuer and is the beneficial owner of 52,375,000 shares of the Issuer's Common Stock. The shares of the Issuer's Common Stock beneficially owned by Victor Cantore include options for up to 375,000 shares of the Issuer's Common Stock that are currently exercisable, but do not include options for 250,000 shares of the Issuer's Common Stock that are not exercisable within 60 days of the date of this Schedule 13D.

            The filer disclaims all beneficial ownership of the shares of the Issuer's Common Stock held by Victor Cantore.

      (b) The filer is deemed to have sole voting and dispositive power with respect to the number of the Issuer's Common Stock set forth in lines 7 and 9, respectively, on the second part of the cover page to this Schedule 13D, and such information is incorporated herein by reference.

      (c) The filer has not purchased any of the Issuer's shares of any class during the last 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            None.

Item 7. Material to be Filed as Exhibits.

            None.

                            [Signature Page is Next]

                                    SIGNATURE

After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned hereby certify that the information contained in this statement is true, complete and correct.

Dated: September 30, 2002


By:  /s/ Frank Cantore
----------------------------
Name: Frank Cantore